Exhibit 99.1

NEWS RELEASE

GlobalFoundries Announces Expiration of the Hart-Scott-Rodino Waiting Period

for Transfer of Ownership of East Fishkill, NY Facility to onsemi

Malta, New York, April 22, 2022 – GlobalFoundries Inc. (Nasdaq: GFS) (GF) today announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), for onsemi’s proposed acquisition of GF’s East Fishkill, NY site and fabrication facilities announced in 2019.

The expiration of the HSR waiting period satisfies all of the necessary regulatory requirements and the transaction is on track to close at the end of 2022 as planned.

The three-year transition period has enabled GF to further optimize its assets globally as it intensified investments in the differentiated technologies that are fueling the company’s growth while securing a long-term future for the East Fishkill facility and its employees.

About GF

GlobalFoundries® (GF®) is one of the world’s leading semiconductor manufacturers. GF is redefining innovation and semiconductor manufacturing by developing and delivering feature-rich process technology solutions that provide leadership performance in pervasive high growth markets. GF offers a unique mix of design, development and fabrication services. With a talented and diverse workforce and an at-scale manufacturing footprint spanning the U.S., Europe and Asia, GF is a trusted technology source to its worldwide customers. For more information, visit www.gf.com.

Contact:

Laurie Kelly

GlobalFoundries

(518) 305 1399

Laurie.kelly@gf.com

Investor Relations

ir@gf.com